Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019
P.O. Box 4740
Houston, Texas 77210-4740
Tel 713-439-8600
Fax 713-439-8472
Alan.Crain@bakerhughes.com
Alan R. Crain
Senior Vice President
and General Counsel
February 11, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Mr. H. Roger Schwall

Re:	Baker Hughes Incorporated Registration Statement on Form S-4 File No. 333-162463 and
Dear Mr. Schwall:
     Pursuant to the discussions between legal counsel to Baker Hughes Incorporated (the “Company”) and the staff of the Securities and Exchange Commission on February 10, 2010, regarding the Company’s registration statement (as amended, the “Registration Statement”) on Form S-4 (File No. 333-162463) relating to the merger of BJ Services Company (“BJ Services”) with and into a wholly owned subsidiary of the Company (the “Merger”), the Company agrees to undertake the following actions:
     The Company will revise the disclosure regarding BJ Services’ prospective financial information (page 78 of the Registration Statement) to include a discussion of material assumptions underlying such prospective financial information. The revised disclosure is attached as Rider 78A. The Company respectfully proposes to include the revised disclosure in the final prospectus filed pursuant to Rule 424. Please note that pursuant to terms of the settlement agreement negotiated in regards to lawsuits related to the Merger we will be consulting plaintiff’s counsel regarding the revised disclosure.

Securities and Exchange Commission
February 11, 2010

Very truly yours,
/s/ Alan R. Crain
Alan R. Crain
Senior Vice President and General Counsel

cc:	Parker Morrill, U.S. Securities and Exchange Commission Laura Nicholson, U.S. Securities and Exchange Commission Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

considered, or now considers, it to be predictive of actual future results. None of BJ Services, Baker Hughes or their respective affiliates assumes any responsibility for the accuracy of this information. The selected prospective financial information is not being included in this joint proxy statement/prospectus to influence a BJ Services stockholder’s decision whether to vote in favor of the approval and adoption of the merger agreement, but because it represents prospective financial information prepared by management of BJ Services that was used for purposes of the financial analyses performed by BJ Services’ financial advisors and that was presented to the BJ Services board of directors.

The unaudited prospective financial information was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither BJ Services’ independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of BJ Services’ independent registered public accounting firm contained in BJ Services’ Annual Report on Form 10-K for the year ended September 30, 2009, which is incorporated by reference into this joint proxy statement/prospectus, relates to BJ Services’ historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so.

The unaudited prospective financial information does not take into account any circumstances or events occurring after August 27, 2009, the date it was prepared. BJ Services has made publicly available its actual results of operations for its fiscal year ended September 30, 2009. Stockholders are urged to read BJ Services’ Annual Report on Form 10-K for the year ended September 30, 2009, which is incorporated by reference into this joint proxy statement/prospectus, to obtain this information. The unaudited prospective financial information does not give effect to the merger.

The following table presents selected unaudited prospective financial information prepared by BJ Services as of August 27, 2009 for the calendar years ending 2009 through 2014:

	Calendar Year Ending December 31,
	2009E	2010E	2011E	2012E	2013E	2014E
	($ in millions)

Total Revenue	$3,653.4	$4,101.0	$4,694.6	$4,875.8	$5,135.6	$5,353.0
EBITDA	$352.2	$533.3	$745.4	$814.3	$898.3	$979.0
Net Income	$41.3	$173.1	$324.0	$370.2	$424.8	$474.8

[INSERT RIDER 78A HERE]

Although presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to oil and gas industry activity, commodity prices, demand for natural gas and crude oil, North American and international rig count, capacity utilization and general economic and regulatory conditions, and matters specific to BJ Services’ business, such as prices for products and services, margins and product line expansion, many of which are beyond BJ Services’ control. The unaudited prospective financial information was prepared solely for internal use and is subjective in many respects. As a result, although this information was prepared by management of BJ Services based on estimates and assumptions that management believed were reasonable at the time, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. Stockholders are urged to review BJ Services’ Annual Report on Form 10-K for the year ended September 30, 2009 and future SEC filings for a description of risk factors with respect to BJ Services’ business. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40 and “Where You Can Find More Information; Incorporation by Reference” beginning on page 144. No representation is made by BJ Services, Baker Hughes or any other person to any stockholder regarding the ultimate performance of BJ Services compared to the unaudited prospective financial information. No representation was made by BJ Services to Baker Hughes in the merger agreement concerning this information.

78

     RIDER 78A
     In preparing the above unaudited prospective financial information, BJ Services made the following material assumptions:
•	General economic conditions and average annual commodity prices gradually improve in 2010 and thereafter;

•	Drilling activity, prices for products and services, capacity utilization and margins improve at an increasing rate through 2011, with more modest growth thereafter, eventually reaching revenue levels in 2014 that are consistent with the peak of cycle revenues realized in 2008;

•	Increase in operating expenses and capital spending consistent with increased activity levels throughout the period;

•	Debt levels and associated annual interest rates in place for 2009 are held constant throughout the period;

•	Consistent effective tax rate of 28.0% throughout the period; and

•	No significant legislative changes impacting the provision of pressure pumping services or corporate taxation.